United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July, 2016

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

On July 12, 2016, GW Pharmaceuticals plc (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co., as representatives of the underwriters listed on Schedule I to the Underwriting Agreement, pursuant to which the Company has agreed to sell an aggregate of 2,800,000 American depositary shares (“ADSs”), each representing 12 ordinary shares, par value £0.001 per share, of the Company, including an additional 420,000 of ADSs issuable upon the underwriters’ exercise of an option to purchase additional ADSs within 30 days following the closing of the offering. The offering is expected to close on or about July 18, 2016, subject to the satisfaction of customary closing conditions. The offering is being made pursuant to the Company’s Registration Statement on Form F-3 (File No. 333-195747) (the “Registration Statement”).

The foregoing description is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached hereto as Exhibit 1.1 and is incorporated herein by reference.

A copy of the legal opinion of Mayer Brown International LLP, relating to the ordinary shares underlying the ADSs is filed as Exhibit 5.1 to this report and is filed with reference to, and is hereby incorporated by reference into, the Registration Statement referred to above.

This Report on Form 6-K, and the exhibits hereto, are hereby incorporated by reference into the Registration Statement on Form F-3 (Registration Number 333-195747) filed with the Securities and Exchange Commission on May 7, 2014.

Exhibits
1.1	Underwriting Agreement dated July 12, 2016
5.1	Opinion of Mayer Brown International LLP, dated July 14, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: July 14, 2016